14th Floor, 220 Bay Street Toronto, Ontario M5J 2W4 Phone: (416) 361-3562 Fax: (416) 603-8565 www.mountainprovince.com E-mail: info@mountainprovince.com

NEWS RELEASE

October 5, 2006
Shares Issued and Outstanding: 55,575,715
TSX: MPV
AMEX: MDM

Mountain Province Diamonds Announces Interim Results of 2006
Drill Campaign at Gahcho Kué Project

Toronto and New York, October 5, 2006 - Mountain Province Diamonds Inc (TSX: MPV, AMEX: MDM) (the “Company”) today announced interim results of the 2006 core drilling campaign conducted at the Gahcho Kué diamond project. The primary purpose of the drill program, which was managed by project operator De Beers Canada Inc (“De Beers”), was to further delineate the kimberlite bodies of the 5034 North Lobe and Tuzo pipe and to carry out geotechnical drilling for pit design. One civil engineering hole was also drilled.

Twenty-five of the originally planned 31 core holes were completed as part of the winter drill program. As announced on July 26, 2006, a summer drill program was conducted to complete four of the outstanding core holes from the winter program. These additional holes were completed in August. Based on the encouraging results the program was extended to include two additional holes at the Tuzo kimberlite pipe; bringing the total number of core holes completed this year to 31. The results of this program are contained in Table 1 below.

Table 1

2006 Core Drilling Data

HOLE	PIPE	INCLINATION (degrees)	HOLE DIAMETER	PURPOSE	TYPE	FINAL HOLE DEPTH (m)	KIMBERLITE DRILLED (m)	KIMBERLITE WEIGHT (kg)	MICRO DIAMOND STONE COUNT (above 75 microns)
MPV-06-269C	5034	-65	HQ	GEOTECHNICAL	CORE	380	No Kimberlite	n/a	n/a
MPV-05-241C	5034	-90	HQ	PILOT	CORE	411	266	192	Results Pending
MPV-05-242C	5034	-80	HQ/NQ	PILOT	CORE	303	237	192	1773
MPV-06-243C	5034	-80	HQ	PILOT	CORE	378	273	224	Results Pending

MPV-06-244C	5034	-75	HQ	PILOT	CORE	333	257	200	Results Pending
MPV-06-245C	5034	-80	HQ	PILOT	CORE	357	285	192	Results Pending
MPV-06-267C	COUNTRY ROCK	-90	HQ	CIVIL ENGINEERING	CORE	27	No Kimberlite	n/a	n/a
MPV-06-264C	HEARNE	-60	HQ	GEOTECHNICAL	CORE	250	No Kimberlite	n/a	n/a
MPV-06-246C	TUZO	-60	HQ	DELINEATION	CORE	204	54	(a)	(a)
MPV-06-250C	TUZO	-60	HQ	DELINEATION	CORE	259	80	(a)	(a)
MPV-06-252C	TUZO	-60	HQ	DELINEATION	CORE	169	39	(a)	(a)
MPV-06-266C	TUZO	-60	HQ	DELINEATION	CORE	75	26	(a)	(a)
MPV-06-273C	TUZO	-55	HQ	DELINEATION	CORE	230	No Kimberlite	n/a	n/a
MPV-06-249C	TUZO	-65	HQ/HQ3	GEOTECHNICAL	CORE	402	124	(a)	(a)
MPV-06-247C	TUZO	-90	HQ	PILOT	CORE	408	386	(a)	(a)

(a) Will be considered for Treatment Following Next Phase of Core Drilling

Two of the holes drilled to increase confidence in the Tuzo pipe margins intersected kimberlite earlier than expected. The impact of these holes on the Tuzo geological model will be assessed once all logging has been completed.

De Beers has retained Mineral Services, Vancouver as the consulting petrologist for the 2006 drill program. Minerals Services has completed summary core logs for seven Tuzo holes logged in July. A further 15 holes from 5034 North Lobe and Tuzo are in the process of being logged.

De Beers has sent 163 samples from core logged from 5034 North Lobe to the Saskatchewan Research Council Geoanalytical Laboratory (SRC) for micro-diamond processing. The micro-diamond results received to date from one hole in 5034 North Lobe are contained in Table 2 below.

Table 2

2006 Micro-Diamond Data

HOLE	PIPE	INCLINATION (degrees)	HOLE DIAMETER	PURPOSE	TYPE	FINAL HOLE DEPTH (m)
MPV-06-256C	5034	-55	HQ	DELINEATION	CORE	258
MPV-06-275C	5034	-65	HQ	DELINEATION	CORE	233
MPV-06-258C	5034	-90	HQ	DELINEATION	CORE	385
MPV-06-254C	5034	-65	HQ	GEOTECHNICAL	CORE	180
MPV-06-255C	5034	-60	HQ	GEOTECHNICAL	CORE	221
MPV-06-260C	5034	-60	HQ	GEOTECHNICAL	CORE	369
MPV-06-261C	5034	-60	HQ	GEOTECHNICAL	CORE	387
MPV-06-268C	TUZO	-55	HQ	DELINEATION	CORE	90
MPV-06-271C	TUZO	-60	HQ	DELINEATION	CORE	66
MPV-06-274C	TUZO	-60	HQ	DELINEATION	CORE	212
MPV-06-276C	TUZO	-70	HQ/NQ	DELINEATION	CORE	571

MPV-06-277C	TUZO	-70	HQ/NQ	DELINEATION	CORE	540
MPV-06-263C	TUZO	-80	HQ	GEOTECHNICAL	CORE	411
MPV-06-270C	TUZO	-70	HQ	GEOTECHNICAL	CORE	426
MPV-06-272C	TUZO	-65	HQ	GEOTECHNICAL	CORE	395

PURPOSE DEFINITION

Pilot:	Core Hole Precursor for Placement of Evaluation Hole
Delineation:	Geotechnical Data Acquisition to Facilitate Mine Design
Geotechnical:	Geotechnical Data Acquisition to Facilitate Mine Design
Civil Engineering:	Geotechnical Data Acquisition to Facilitate Mine Infrastructure Design

Additional micro-diamond results from the remaining 5034 North Lobe core not yet logged will be processed prior to year end.

De Beers is in the process of planning the next stage of the Advanced Exploration Program on the Tuzo pipe. Further drilling is being considered for the first quarter of 2007. Engineering studies are also currently being conducted on various aspects of the project with a view to reducing the capital and operating costs of the project. The results of the core drilling and large diameter drilling programs together would then be used to raise the resource status of 5034 North Lobe and Tuzo.

The Gahcho Kué project was referred to an Environmental Impact Review by the Mackenzie Valley Environmental Impact Review Board in June 2006. In July 2006, De Beers filed an application for a judicial review of the referral. Once this judicial review is complete the priority will be to move through the permitting process as efficiently as possible in order to meet the projected timeline for full production in 2012.

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Located in Canada’s Northwest Territories, Gahcho Kué is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kué is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Kué diamond mine is expected to produce approximately 3 million carats a year over 15 years.

Mountain Province Diamonds is a joint venture partner with De Beers Canada Inc and Camphor Ventures. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. Mountain Province recently announced that it has acquired 33.5 percent of Camphor Ventures, increasing the Company’s effective interest in the Joint Venture to approximately 46 percent. De Beers is the operator of the project and solely responsible for funding the project through to commercial production. By completing a bankable feasibility study De Beers has the right to increase its interest to 55 percent. Following construction and commissioning of a commercial mine, De Beers will have the right to increase its interest to 60 percent.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-3562

BarnesMcInerney Inc.
Michael Schiniou, Account Executive
Tel: 416-367-5000 ext. 240